Mail Stop 3561

June 13, 2007

Danny Yakoel, President
Tradings.Net, Inc.
1350 Broadway, Suite 1004
New York, New York 10018

> RE: **Tradings.Net, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 3, 2007**
> **File No. 24-10180**

Dear Mr. Yakoel:

We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect
of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I. – Notification

Item 4. Jurisdiction in Which Securities are to be Offered

1.   (b.)We note your disclosure that the securities will be offered in New York and
     New Jersey. In the "Plan of Distribution" section of the Offering Circular, please
     insure that this disclosure is included for the sake of consistency.

2.   Please disclose if you have registered these securities with the states listed.

Part II. Offering Circular

General

3. Please substantially revise Part II. of your Offering Circular to adhere to the format selected, Model A or Model B of the Form 1-A. Please include the numbers and all item titles as specified in the format, as set forth in the Form 1-A, General Instructions. We may have further comments upon review of the revised material.

Risk Factors

"Our Success Is Contingent on Our Ability to Anticipate Trends…", page 3

4. We note that statement, "[W]hile we have fared well in recent years in a difficult retail environment…" Please be specific as to the factors considered which made it a "difficult" retail environment.

"We are Subject to Risks Related to Extending Credit…" page 3

5. If the company presently has a material amount of commitments with one or more customers, please identify the customers and disclose the dollar amount of the commitment(s) and if applicable, any material terms associated with the agreement(s).

"Our Failure to Sell All of the Shares Offered…", page 5

6. The initial sentence under this heading appears to be incomplete. Please revise as appropriate.

"There is Currently No Public Market…", page 5

7. Please explain "…since the Pinksheets is a dealer system…"

Use of Proceeds, page 6

8. Please revise to show the offering expenses broken down by type of expense, and deducted from the gross proceeds received.

9. Since this is a "best efforts" offering with no minimum, please revise your table to provide various potential scenarios of funds that might be received from this offering, by adding columns for: less than 10%, 10%, 25%, 50%, and 75% in addition to possibly receiving 100%.

10. We note the statement, "[W]e reserve the right to vary the uses of the net proceeds set forth in the table below according to the actual amount raised and the timing thereof." Please specify what factors may determine if the use of proceeds is changed and also, please disclose in detail what uses might be changed accordingly.

Management's Discussion and Analysis, page 7

11. Please expand this section to explain the reasons that both receivables and inventories appear to have increased at a rate faster than sales. Any changes in credit terms, collection efforts, credit utilization, unit costs, inventory management, or other factors should be explained.

12. Please expand your discussion of liquidity and capital resources to address the company's negative cash flow from operations for the past year and the $300,000 note that is due August 15, 2007.

Liquidity and Capital Resources, page 8

13. We note that the company's founding shareholders and related parties provided the capital for the company's development. Please expand the discussion to identify the founding shareholders and related parties referred to, in addition to providing some detail with respect to the funding provided.

14. We further note that the company borrowed $300,000 in short-term loans in 2006. Please disclose the principal terms associated with this indebtedness.

15. In the second paragraph, you state, "[W]e need to continue to raise funds through various financings to maintain operations until such time as cash generated by operations is sufficient to meet its operational and capital requirements." Please disclose the company's possible future funding source(s).

16. Also, please address in adequate detail the company's plans in the event it cannot obtain the funding it needs.

Business

Organization History, page 10

17. Briefly explain why the company's Articles were amended in 2000, after incorporating in 1999.

Overview of Business, page 10

18. We note the opening statement here and also in the Summary on page 1 that the company is "engaged in the design, production, importation and distribution of footwear". (emphasis added) Inasmuch as the company does not own or operate the manufacturing facilities as noted later in the discussion on page 11, it would appear that this should be clarified at the onset. Please revise accordingly.

Product Sourcing and Distribution, page 11

19. Please identify the four manufacturers that you refer to and disclose the existence, if any, of any agreement between those parties and the company.

20. Please expand the last paragraph to disclose the monthly costs associated with the storage and handling charges at the three warehouses. Any material contracts should be filed as exhibits to the offering statement.

Intellectual Property, page 11

21. Please disclose the terms associated with the company's rights to use the domain names as identified under this heading.

Facilities, page 11

22. Please include a note to the financial statements to disclose the company's leasing arrangement and the disclosures required by paragraph 16 of SFAS 13.

23. Please file the lease agreement as an exhibit to the offering statement. Insure that the Exhibit Index is revised to reflect the filing of this.

Certain Relationships and Related Transactions, page 13

24. Disclose the terms associated with the borrowings from the three named individuals, including the terms of repayment and the rate of interest being charged, if any.

Security Ownership of Certain Beneficial Owners…, page 13

25. The fourth column in the table should be revised to make clear that this represents the percent of the total if all of the shares are sold.

Plan of Distribution

The Offering, page 15

26. It is noted that the offering may be held open for 120 days and may be extended for an additional 90 days; however, the disclosure on the cover page of the Offering Circular states that the offering could continue "…in no event later than one year…" Please revise where applicable to make the disclosure consistent.

27. Further, the second paragraph under "The Offering" states "[W]e have not established a minimum amount of proceeds that we must receive in the offering before any proceeds may be accepted." This differs from that on the cover page

of the Offering Circular which indicates "best efforts, no minimum". Please revise to provide consistent disclosure.

28. Expand the third paragraph to explain, "[A]ny accepted subscriptions will be made on a <u>rolling basis</u>." (emphasis added)

29. Please name the company's officers and directors who will be selling the shares in this offering.

30. In the last paragraph of this section you state that you "intend to advertise and hold investment meetings". Please provide some specificity with respect to how you will advertise. What methods do you plan to use? Where will you hold meetings? Will these meetings be open to everyone interested or will you screen or select who can attend?

Financial Statements, page 17

31. You are reminded that the financial statements and related disclosures of the issuer must be current as of a date not exceeding 6 months prior to qualification of the offering statement, as required by Part F/S of Form 1-A.

32. The accountants' reports listed in the Table of contents on page 17 should be included in the offering circular if the financial statements are audited for purposes of this filing. Otherwise, please delete all references to the accountants report, disclose prominently on each page of the financial statements that they are unaudited and ensure that the pages are consecutively numbered (pages F-1 and F-9 are missing).

33. Please provide a statement of changes in stockholders' equity for each period for which a statement of operations is presented.

Balance Sheet, page F-2

34. Please provide a note to the financial statements to disclose the nature, purpose and terms of the $197,856 in loans and exchanges at December 31, 2006.

Statement of Income and Retained Earnings, page F-3

35. The title of the financial statement should reflect the issuer's net loss for the year ended December 31, 2006 (e.g., statement of operations and accumulated deficit). Please revise the equity section of the 2006 year-end balance sheet to replace "retained earnings" with "accumulated deficit."

36. Earnings/loss per share should be disclosed on the face of the operating statements in accordance with paragraph 38 of SFAS 128. This comment also applies to the year ended December 31, 2005 on page F-11.

Note 1. Summary of Significant Accounting Policies, page F-5

37. Please disclose the company's revenue recognition policies for each significant source of revenue, addressing each of the four criteria outlined in SAB Topic 13. Explain how the revenue recognition policies relate to each of the company's three distinct divisions. Please address the existence of highly material estimates or assumptions and how these matters may affect the financial statements. Discuss the duration and typical terms of the company's contracts. Specify if there are typically up front fees, contingencies or other significant terms, in conjunction with the company's sales and how they are accounted for and are reflected in the financial statements.

38. Please tell us the reasons that no allowance for doubtful accounts and notes receivable was considered to be necessary at each balance sheet date. The direct write-off method of accounting for bad debts expense is not in accordance with generally accepted accounting principles.

39. Please disclose the information required by paragraphs 45 to 47 of SFAS 109 regarding income taxes in a note to the financial statements.

Note 2. Due From Factor, page F-6

40. Please expand Note 2 to explain the reasons that the company's factoring arrangement does not qualify as a sale, and disclose the gross amount of receivables assigned to the factor. See Example 34-5 of SFAS 140.

Part III. - Exhibits

Exhibit 11. Opinion re legality

41. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please allow adequate time after the filing of any amendment for further review before submitting a request. Please provide this request at least two business days in advance of the requested effective date.

Please contact Maureen Bauer at (202) 551-3237 with any questions regarding accounting issues and you may contact Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Yoel Goldfeder, Esq.
     (212) 930-9725 via fax